UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

TMC the metals company Inc.

(Name of Issuer)

TMC Common Shares without par value

(Title of Class of Securities)

87261Y 106
(CUSIP Number)

Cornelis Kooger

Route de Pra de Plan 18, Case Postale 411
1618 Châtel-Saint-Denis
Switzerland

+41 21 948 3500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Allseas Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,530,268(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,530,268(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,530,268(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Allseas Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,530,268(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,530,268(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,530,268(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Argentum Cedit Virtuti GCV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,530,268(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,530,268(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,530,268(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%(2)
14	TYPE OF REPORTING PERSON PN; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Stichting Administratiekantoor Aequa Lance Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,530,268(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,530,268(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,530,268(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%(2)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Edward Heerema
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,530,268(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,530,268(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,530,268(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%(2)
14	TYPE OF REPORTING PERSON IN; HC

(1)        Includes (i) 52,780,268 common shares ("TMC Common Shares") of TMC the metals company Inc. (the “Issuer”) held by Allseas Group S.A. and (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 14, 2023.

(2)        The percentage is based upon 308,133,210 shares of TMC Common Shares, which includes (1) 292,921,670 shares of TMC Common Shares issued and outstanding as of August 11, 2023, as disclosed in the Issur's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023, (2) 13,461,540 shares of TMC Common Shares issued in a registered direct offering to certain investors on August 14, 2023 and (3) 1,750,000 shares of TMC Common Shares issuable to Allseas Group S.A. upon the exercise of Class A Warrants acquired on August 14, 2023.

(3)       Includes (i) 52,780,268 shares of TMC Common Shares held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 14, 2023 and (iii) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti GCV.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed jointly by (i) Allseas Group S.A. ("AGSA"), by virtue of its direct ownership of 52,780,268 shares of TMC Common Shares and 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by AGSA on August 14, 2023, (ii) Allseas Investments S.A. ("AISA"), by virtue of its ownership of AGSA, (iii) Argentum Cedit Virtuti GCV ("ACV"), by virtue of its direct ownership of 1,000,000 shares of TMC Common Shares and its ownership of AGSA and AISA, (iv) Stichting Administratiekantoor Aequa Lance Foundation ("Aequa Lance Foundation"), by virtue of its ownership of AGC, and (v) Edward Heerema, by virtue of his ownership of Aequa Lance Foundation (the foregoing collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 21, 2021 (the "Original Filing"), as amended by Amendment No. 1 filed on December 2, 2021, by Amendment No. 2 filed on August 25, 2022 and by Amendment No. 3 filed on March 6, 2023 (as amended, the "Schedule 13D"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Filing.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby supplemented by adding the following additional information:

On July 24, 2023, AGSA exercised the Allseas Warrant to purchase 11,578,620 shares of TMC Common Shares at a purchase price of $0.01 per share. In addition, On August 1, 2023, the Issuer and AGSA entered into an Exclusive Vessel Use Agreement (as described in Item 6 of the Schedule 13D). In consideration of the exclusivity term, the Issuer will issue to AGSA 4,150,000 shares of TMC Common Shares. On August 14, 2023, AGSA acquired 3,500,000 shares of TMC Common Shares and accompanying Class A Warrants to purchase 1,750,000 shares of TMC Common Shares for a total purchase price of $7 million pursuant to a securities purchase agreement (the "Purchase Agreement") between the Issuer and certain investors, including AGSA.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The responses to Item 2 of the Schedule 13D are incorporated by reference herein. The following information is as of the date hereof and assumes there are 308,133,210 shares of TMC Common Shares outstanding, which includes (1) 292,921,670 shares of TMC Common Shares outstanding as of August 11, 2023 based on the information furnished by the Issuer, (2) 13,461,540 shares of TMC Common Shares issued in a registered direct offering to certain investors on August 14, 2023 and (3) 1,750,000 shares of TMC Common Shares issuable to Allseas Group S.A. upon the exercise of Class A Warrants acquired on August 14, 2023.

AGSA and AISA may be deemed to beneficially own 54,530,268 shares of TMC Common Shares, or approximately 17.7% of the outstanding TMC Common Shares. ACV, Aequa Lance Foundation and Mr. Heerema may be deemed to beneficially own 55,530,268 shares of TMC Common Shares, or approximately 18.0% of the outstanding TMC Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any TMC Common Shares or has the right to acquire any TMC Common Shares. Each Reporting Person disclaims beneficial ownership of the reported TMC Common Shares except to the extent of its or his respective pecuniary interest therein.

(b)

Regarding the number of TMC Common Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	In connection with the Business Combination, AGSA received 14,151,648 shares of TMC Common Shares. In connection with the PIPE Financing, AGSA received 2,000,000 shares of TMC Common Shares and ACV received 1,000,000 shares of TMC Common Shares. On December 24, 2021, AGSA acquired 300,000 shares of TMC Common Shares in a privately negotiated transaction. On August 18, 2022, AGSA acquired 6,250,000 shares of TMC Common Shares in a privately negotiated transaction. With the successful completion of the pilot trial of the PMTS, as approved by the Issuer's Board of Directors on November 11, 2022 and pursuant to the Fifth Amendment to Pilot Mining Test Agreement and Third Amendment to Strategic Alliance Agreement, dated February 13, 2023, by and among DeepGreen Engineering Pte Ltd, DeepGreen Metals Inc., the Issuer and AGSA, the Allseas Warrant has vested and is exercisable for 11,578,620 shares of TMC Common Shares (as may be adjusted based on the formula described therein) and the Issuer issued 10,850,000 shares of TMC Common Shares to AGSA in lieu of any cash payment in connection with the successful completion of the PMTS. On July 24, 2023, Allseas exercised the Allseas Warrant to purchase 11,578,620 shares of TMC Common Shares at a purchase price of $0.01 per share. In addition, On August 1, 2023, the Issuer and Allseas entered into an Exclusive Vessel Use Agreement. In consideration of the exclusivity term, the Issuer will issue to Allseas 4,150,000 shares of TMC Common Shares. On August 14, 2023, AGSA acquired 3,500,000 shares of TMC Common Shares and accompanying Class A Warrants to purchase 1,750,000 shares of TMC Common Shares for a total purchase price of $7 million.

(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the TMC Common Shares beneficially owned by them.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following additional information:

Exclusive Vessel Use Agreement

On August 1, 2023, the Issuer and Allseas entered into an Exclusive Vessel Use Agreement pursuant to which Allseas allocates the vessel Hidden Gem exclusively in support of the development of the Project Zero Offshore System until the system is completed or December 31, 2026, whichever is earlier. In consideration of the exclusivity term, the Issuer will issue to Allseas 4.15 million common shares. The Issuer expects that the definitive agreement with Allseas discussed above will contain exclusivity terms with respect to the Hidden Gem and Issuer’s engagement with Allseas.

The foregoing description of the Exclusive Vessel Use Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Exclusive Vessel Use Agreement attached as Exhibit 5 and is incorporated herein by reference.

Securities Purchase Agreement

The Issuer and certain investors, including AGSA, entered into the Purchase Agreement described in Item 3 above. Under the Purchase Agreement, AGSA acquired 3,500,000 shares of TMC Common Shares and accompanying Class A Warrants to purchase 1,750,000 shares of TMC Common Shares for a total purchase price of $7 million.

The foregoing description of the Purchase Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of Purchase Agreement attached as Exhibit 6 and and is incorporated herein by reference.

Class A Warrants

The Class A Warrants have an initial exercise price of $3.00, are exercisable immediately upon issuance and will expire on December 31, 2027. The Class A Warrants are subject to adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting the TMC Common Shares upon any distributions for no consideration of assets to the Issuer’s shareholders. Subject to customary exceptions contained in the Class A Warrants, until December 31, 2024, the Class A Warrants are subject to price-based adjustment in the event of any issuances of TMC Common Shares, or security convertible, exercisable or exchangeable for TMC Common Shares, at a price below the lower of (i) $2.00 (as equitably adjusted for share splits, recapitalization, share dividends and the like) and (ii) the then effective exercise price. The Issuer may also repurchase the Class A Warrants for $0.0001 per TMC Common Share underlying the Class A Warrants if the volume weighted average price for the TMC Common Shares for each trading day in a 30-consecutive trading day period exceeds $6.50. In the event of certain corporate transactions, the holders of the Class A Warrants will be entitled to receive, upon exercise of the Class A Warrants, the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class A Warrants immediately prior to such transaction. Each holder of a Class A Warrant will not have the right to exercise any portion of its Class A Warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% or 19.99% at the election of a holder prior to the date of issuance) of the number of TMC Common Shares outstanding immediately after giving effect to such exercise (the “Common Warrant Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to the Issuer, the holder may increase the Common Warrant Beneficial Ownership Limitation, but not to above 9.99%, or 19.99% with the Company’s approval. The Class A Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of TMC Common Shares are entitled.

The Class A Warrants are not listed, and the Issuer does not intend to list the Class A Warrants, for trading on the Nasdaq Global Select Market or any other national securities exchange or any other nationally recognized trading system.

The foregoing description of the Class A Warrants does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the form of Class A Warrant to Purchase Common Stock attached as Exhibit 7 and and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of September 17, 2021.
Exhibit 2	Business Combination Agreement, dated as of March 4, 2021, by and among SOAC, NewCo Sub and DeepGreen (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 4, 2021).
Exhibit 3	Form of Subscription Agreement for institutional investors, by and between SOAC and the subscriber parties thereto (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4/A filed by the Issuer on August 5, 2021).
Exhibit 4	Amended and Restated Registration Rights Agreement, by and between SOAC, the Sponsor, the parties listed under Sponsor Group Holders on the signature page(s) thereto and the parties listed under DeepGreen Holders on the signature page(s) thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4/A filed by the Issuer on August 5, 2021).
Exhibit 5	Exclusive Vessel Use Agreement, dated August 1, 2023, by and between the Issuer and Allseas Group S.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 1, 2023).
Exhibit 6	Form of Securities Purchase Agreement, dated August 14, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2023).
Exhibit 7	Form of Class A Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2023

Allseas Group S.A.

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: President

Allseas Investments S.A.

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: President

Argentum Cedit Virtuti GCV

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: Zaakvoerder

Stichting Administratiekantoor Aequa Lance Foundation

By:	/s/ Edward Heerema
Name: Edward Heerema
Title: Chairman

/s/ Edward Heerema
Name: Edward Heerema